UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-8940

Deferred Profit-Sharing Plan for Salaried Employees

(Full title of the plan)

ALTRIA GROUP, INC.

6601 West Broad Street

Richmond, Virginia 23230

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Altria Group Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 11, 2010

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2009 and 2008

(in thousands of dollars)

	2009	2008

Investments at fair value:
Investment in Master Trust A	$1,963,271	$1,535,674
Investment in Master Trust B	1,024,110	952,822
Participant loans	33,132	32,460

Total investments	3,020,513	2,520,956

Receivables:
Employer’s contribution	70,969	81,864
Participants’ contributions	185	—

Total receivables	71,154	81,864

Net assets at fair value	3,091,667	2,602,820
Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	(9,671)	25,731

Net assets available for benefits	$3,081,996	$2,628,551

The accompanying notes are an integral part of these financial statements.

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STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2009

(in thousands of dollars)

2009

Additions to net assets attributed to:
Investment income:
Investment income from Master Trust A	$205,319
Investment income from Master Trust B	192,683
Interest income from participant loans	1,864

Total investment income	399,866

Contributions to the Plan:
By employer	72,489
By participants	37,050

Total contributions	109,539

Total additions	509,405

Deductions from net assets attributed to:
Withdrawals and distributions	(317,790)

Total deductions	(317,790)

Net increase prior to merger	191,615

Transfer from UST Employees’ Savings Plan and merger into Plan (Note 1)	261,830

Net increase	453,445

Net assets available for benefits:
Beginning of year	2,628,551

End of year	$3,081,996

The accompanying notes are an integral part of these financial statements.

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NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

General:

The Deferred Profit-Sharing Plan for Salaried Employees (the “Plan”) is a defined contribution plan maintained for the benefit of eligible non-union salaried employees of Altria Group, Inc. (the “Company”) and certain of its subsidiaries (individually, a “Participating Company”; collectively, the “Participating Companies”). The assets and liabilities of the UST LLC Employees’ Savings Plan (the “UST Plan”) attributable to salaried employees of UST LLC and certain of its affiliates (“UST Participants”) and non-agricultural employees of Ste. Michelle Wine Estates Ltd. and its affiliates (“SMWE Participants”) were merged with and into the Plan after the close of business on December 30, 2009. Effective December 31, 2009, UST Participants and SMWE Participants became participants in the Plan, although they were not eligible to make or receive any contributions or make withdrawals until January 1, 2010. See Note 10 – Subsequent Events – Plan Participation.

The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. A brief description of provisions applicable to the reporting periods is included herein. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Kraft Stock Investment Option”, and the “PMI Stock Investment Option”) invested exclusively in the common stock of Altria Group, Inc. (“Altria Stock”), the Class A common stock of Kraft Foods Inc. (“Kraft Stock”), and the common stock of Philip Morris International Inc. (“PMI Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Altria Stock Investment Option, Kraft Stock Investment Option and the PMI Stock Investment Option. The Altria Stock Investment Option, the Kraft Stock Investment Option and the PMI Stock Investment Option are permanent features of the Plan. The Kraft Stock Investment Option and the PMI Stock Investment Option are “closed” options and, therefore, Plan participants are not permitted to purchase shares of Kraft Stock or PMI Stock or to perform an exchange into the Kraft Stock Investment Option or PMI Stock Investment Option from other investment options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.

Contributions:

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire. Employees (other than “Match-

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(continued)

Eligible Participants” described below) become eligible for the Participating Company’s contribution (the “Company Contribution”) upon completion of twenty-four months of eligibility service. Match-Eligible Participants (defined generally as Philip Morris USA Inc. (“PM USA”) employees hired or re-hired on or after January 1, 2007, employees of any other Participating Company hired or re-hired on or after January 1, 2008, hourly employees of PM USA who transferred on or after January 1, 2007 from an hourly position to a salaried position at PM USA and employees of any non-Participating Company who transferred to a Participating Company on or after specified dates) become eligible for the Company Contribution upon completion of twelve months of eligibility service. Participants can direct all contributions among eight investment options. See Note 10 – Subsequent Events – Investment Options.

Match-Eligible Participants are also eligible for a matching contribution from the Company (“Company Match Contribution”) for each payroll period, after completing 90 days of eligibility service, that they make before-tax and/or after-tax contributions to the Plan, as further discussed in Note 3 – Contributions.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash to participants for the year ended December 31, 2009 were $7,636,199. Altria Stock dividends payable in cash directly to participants as of December 31, 2009 were $2,022,775.

Any cash dividends paid on Kraft Stock held in the Kraft Stock Investment Option and on PMI Stock held in the PMI Stock Investment Option cannot be reinvested in Kraft Stock or PMI Stock, respectively, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have these dividends paid to them in cash.

Master Trusts:

Certain assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Hourly Employees (the “Hourly Plan”) and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Hourly Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock, Kraft Stock and PMI Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.

Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts”.

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NOTES TO FINANCIAL STATEMENTS

(continued)

Participant Accounts:

Each participant’s Plan accounts, which include a company account and may include company match, personal before-tax, personal before-tax catch-up, personal after-tax, rollover, personal after-tax rollover and Paysop accounts, are credited with the Company Contribution, any Company Match Contribution, participant’s personal contributions, and the allocated share of the investment activities for each investment option in which he or she participates. Allocations are based on participant Plan account balances, as defined.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

Withdrawals and Distributions:

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as outlined in the Plan, with respect to the distribution of his or her Plan account balances.

Participant Loans:

Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions outlined in the Plan. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in The Wall Street Journal generally as of the last business day of the month preceding the loan request and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment authorization in effect at the time of repayment.

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(continued)

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Classification of certain prior year amounts have been revised to conform to the current year’s presentation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for diversified investment options in investment securities, other than the investment options in Common Stocks. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.

Valuation of Investment in Master Trusts:

The Plan’s allocated share of the Master Trusts’ net assets and investment activities is based upon the total of each individual participant’s share of the Master Trusts.

Valuation of the Master Trusts’ Investments:

Trust assets are reported at fair value. Fair value is based upon quoted market prices where available. If listed prices or quotes are not available, fair value is based upon other observable inputs that provide the basis for the fair value determination.

For Master Trust A, securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally valued based on a compilation of primarily observable market information or broker quotes. For Master Trust B, Common Stocks are valued at the closing price on the last business day of the year; in the event no sale was reported on that date, the trustee of Master Trust B will determine the value based on all available information.

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(continued)

For a more detailed discussion on the valuation methodologies used for the Master Trust assets, see Note 6 – Fair Value Measurements.

Investment Transactions and Investment Income of the Master Trusts:

Investment transactions are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

The Statement of Net Assets Available for Benefits presents the fair value of the investment in Master Trust A, as well as an adjustment to the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Withdrawals and Distributions:

Withdrawals and distributions are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and certain legal fees are paid by the Master Trusts and charged directly to participant accounts, usually on a monthly basis.

Individual participant transaction fees (including fees associated with the trading of Common Stocks) are paid by the Master Trusts and are charged solely to the accounts of the participant that initiated the transaction.

3.	Contributions:

The Company Contribution on behalf of eligible employees of Participating Companies of Participating Group A, which includes employees of PM USA and its direct subsidiaries, who have met the applicable service requirement (“Philip Morris Participants”), is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below) of PM USA, less the amounts allocated to participants in the Hourly Plan, or (2) 15 percent of the aggregate participant compensation, as defined by the Plan (“Participant Compensation”) for

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(continued)

such year, of the Philip Morris Participants among whom the Company Contribution is to be allocated.

The Company Contribution by the Participating Companies of Participating Group A, expressed as a uniform percentage of aggregate Participant Compensation (the “Philip Morris Contribution Percentage”), is allocated ratably among Philip Morris Participants according to their Participant Compensation.

The Company Contribution on behalf of eligible employees of any Participating Company of Participating Group C, which includes employees of all other operating companies of Altria Group, Inc. who are eligible to participate in the Plan, is equal to the Philip Morris Contribution Percentage multiplied by aggregate Participant Compensation for such year of the participants of these other Participating Companies among whom the Company Contribution is to be allocated. The aggregate of the Company Contribution to the Plan and the company contribution to the Hourly Plan may not be more than three percent of Altria Group, Inc.’s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

However, Match-Eligible Participants who are eligible for a Company Contribution receive a Company Contribution of no less than ten percent of their eligible compensation.

Due to limitations under the Internal Revenue Code of 1986, as amended (the “Code”), certain amounts for highly compensated employees are not contributed to the Master Trusts.

Operating Profit is defined as the earnings of Participating Group A as defined by the Plan before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Company Contribution and Company Match Contributions to the Plan and the employer contributions and Company Match Contributions to the Hourly Plan, charges for any incentive compensation plan, and any broad-based stock awards under the 2005 Performance Incentive Plan (or any successor plans), the expense of which is charged to the earnings of PM USA, but excluding any sales incentives programs of a Participating Company, any other stock-based awards under the 2005 Performance Incentive Plan (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from the Operating Profit of Participating Group A as defined by the Plan. See Note 10 – Subsequent Events – Change in Company Contribution Formula.

No contribution is required from any participant under the Plan. However, employees hired or rehired after a specified date are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation beginning with the first payroll period that is at least 90 days after their date of hire or rehire. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their compensation. Match-Eligible Participants who make before-tax and/or after-tax contributions for a payroll period after completing 90 days of service will also

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(continued)

receive a Company Match Contribution for that payroll period, dollar for dollar, up to the first 3% of compensation that is contributed for each such payroll period.

Participants may make contributions on a before-tax and an after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2009 and 2008, the catch-up contribution was limited to $5,500 and $5,000, respectively. If a participant has not made the maximum after-tax contribution, he or she may make an additional after-tax contribution in a lump sum, subject to certain statutory and Plan limits. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2009 and 2008, a participant’s before-tax contribution was limited to $16,500 and $15,500, respectively, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants’ compensation that was contributed to the Plan by the Company for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants’ applicable annual compensation.

4.	Master Trust A Investments:

The Plan had a 77% and 73% interest in Master Trust A at December 31, 2009 and 2008, respectively. The Plan’s interest in Master Trust A represents over 5% of the Plan’s net assets at December 31, 2009 and 2008.

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(continued)

At December 31, 2009 and 2008, the net assets of Master Trust A were as follows (in thousands of dollars):

	2009	2008
Investments at fair value:
Common collective trusts	$787,041	$623,572
Registered investment companies	178,549	98,410
Investment contracts	1,070,036	1,035,395
Government securities	251,236	298,304
Short-term temporary investments – UST merger	239,727	—
Other	16,876	21,514

Total investments	2,543,465	2,077,195

Receivables:
Sale of securities	—	6,752
Interest and dividend income	2,710	2,337

Total receivables	2,710	9,089

Net assets at fair value	2,546,175	2,086,284

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(14,504)	39,479

Net assets	$2,531,671	$2,125,763

Master Trust A investment activities for the year ended December 31, 2009 were as follows (in thousands of dollars):

Interest and dividends	$49,203
Net appreciation in common collective trusts	184,313
Net appreciation in registered investment companies	25,508
Net depreciation in government securities	(11,147)

Investment income, net	$247,877

Investment contracts held in the Interest Income Fund Investment Option may consist of synthetic and/or traditional guaranteed investment contracts (“GICs”) as determined by the investment manager for that option. The crediting interest rates of the investment contracts ranged from 2.81% to 4.19% and from 3.35% to 4.57% at December 31, 2009 and 2008, respectively. The blended crediting rate of the investment contracts was 3.79% and 4.20% for the years ended December 31, 2009 and 2008, respectively.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the

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(continued)

traditional GICs are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, or the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the contract issuer.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The portfolio of assets, overall of investment grade quality, underlying the synthetic GICs includes fixed income securities such as mortgages, corporate bonds, and United States Treasury securities. The contract value of the synthetic GICs was $1,055,532 thousand and $1,074,874 thousand at December 31, 2009 and 2008, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party, which are backed by assets owned by the third party. Master Trust A had no traditional GICs as of December 31, 2009 or 2008.

The average market value yield of the Interest Income Fund for 2009 and 2008 was 3.38% and 5.32%, respectively (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants for 2009 and 2008 was 3.72% and 4.34%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been

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(continued)

approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; or failure to adhere to investment guidelines.

5.	Master Trust B Investments:

The Plan had a 67% and 66% interest in Master Trust B at December 31, 2009 and 2008, respectively. The Plan’s interest in Master Trust B represents over 5% of the Plan’s net assets at December 31, 2009 and 2008. At December 31, 2009 and 2008, the net assets of Master Trust B were as follows (in thousands of dollars):

	2009	2008
Investments at fair value:
Common stock	$1,493,195	$1,393,107
Cash and cash equivalents	29,685	29,978

Total investments	1,522,880	1,423,085
Receivable – dividend income	16,536	17,051

Net assets	$1,539,416	$1,440,136

Master Trust B investment activities for the year ended December 31, 2009 were as follows (in thousands of dollars):

Dividends	$84,035
Net appreciation in common stock	212,953

Investment income	$296,988

6.	Fair Value Measurements:

FASB authoritative guidance provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan uses a fair value hierarchy, as provided under the FASB framework, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest

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(continued)

priority to unobservable inputs (level 3 measurements). The three levels of inputs that may be used to measure fair value are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the fair value hierarchy.

Level 3 holdings are immaterial to the total Master Trust investment assets at December 31, 2009 and 2008.

Common Collective Trusts:

Common collective trusts consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A common collective trust investments include equity index funds which are intended to mirror indices such as the Standard & Poor’s 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International (“MSCI”) All Countries World ex US Index, and MSCI European Monetary Union Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common collective trusts. There are no restrictions on redemptions of these investments. The underlying assets are valued based on the net asset value as provided by the investment account manager and are classified in level 2 of the fair value hierarchy.

Registered Investment Companies:

Investments in mutual funds sponsored by a registered investment company are valued based on exchange listed prices and are classified in level 1 of the fair value hierarchy.

Investment Contracts:

The underlying fixed income assets of the synthetic guaranteed investment contracts are valued at representative quoted market prices in an active market or at a price which is based on a compilation of observable market information or a broker quote in a non-active market. These assets are classified in level 1 or level 2 of the fair value hierarchy. Wrapper contracts are valued based on the replacement cost of the contract and are classified in level 3 of the fair value hierarchy.

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(continued)

Government Securities:

Government securities consist of investments in Treasury securities with maturities of 3 to 5 years. Government securities valued at quoted market prices in an active market or at a price which is based on a broker quote in a non-active market are classified in level 1 or level 2 of the fair value hierarchy, respectively.

Short-term Temporary Investments:

At December 31, 2009, the cash received by Master Trust A in conjunction with the Merger was temporarily invested in the Government Short Term Investment Fund managed by State Street. This investment is valued at amortized cost which approximates fair value, and is classified in level 2 of the fair value hierarchy.

Common Stocks:

Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date, and are classified in level 1 of the fair value hierarchy.

Cash & Cash Equivalents:

Cash and cash equivalents are valued at cost which approximates fair value, and are classified in level 1 of the fair value hierarchy.

Participant Loans:

Participant loans are valued at their outstanding principal balance which approximates fair value, and are classified in level 3 of the fair value hierarchy.

The methods described above are not necessarily indicative of net realizable value or reflective of future fair values. Nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

The fair values of the Master Trust investment assets by asset category as of December 31, 2009 are as follows (in thousands of dollars):

	Level 1	Level 2	Level 3	Totals
Master Trust A

Common collective trusts:
U.S. equity index	$—	$603,459	$—	$603,459
International equity index		183,582		183,582

Total common collective trusts		787,041		787,041

Investment contracts:
Mortgage-backed securities fund		371,395		371,395
U.S. and foreign government securities or their agencies		253,700		253,700
Other		441,700	3,241	444,941

Total investment contracts		1,066,795	3,241	1,070,036

Registered investment companies	178,549			178,549
Government securities		251,236		251,236
Short-term temporary investments – UST merger		239,727		239,727
Other		16,876		16,876

Sub-total Master Trust A	178,549	2,361,675	3,241	2,543,465

Master Trust B

Common stocks:
PMI Stock	746,483			746,483
Altria Stock	618,967			618,967
Kraft Stock	127,745			127,745

Total common stocks	1,493,195			1,493,195

Cash and cash equivalents	29,685			29,685

Sub-total Master Trust B	1,522,880	—	—	1,522,880

Total Master Trust investment assets at fair value	$1,701,429	$2,361,675	$3,241	$4,066,345

Participant loans Salaried Plan	$—	$—	$33,132	$33,132

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

The fair values of the Master Trust investment assets by asset category as of December 31, 2008 are as follows (in thousands of dollars):

	Level 1	Level 2	Level 3	Totals
Master Trust A

Common collective trusts	$—	$623,572	$—	$623,572
Registered investment companies	98,410			98,410
Investment contracts	229,556	803,191	2,648	1,035,395
Government securities	298,304			298,304
Other	21,514			21,514

Sub-total Master Trust A	647,784	1,426,763	2,648	2,077,195

Master Trust B

Common stocks	1,393,107			1,393,107
Cash and cash equivalents	29,978			29,978

Sub-total Master Trust B	1,423,085	—	—	1,423,085

Total Master Trust investment assets at fair value	$2,070,869	$1,426,763	$2,648	$3,500,280

Participant loans Salaried Plan	$—	$—	$32,460	$32,460

In January 2010, the FASB issued authoritative guidance that requires additional disclosures on fair value measurements and provides clarification to existing disclosures. The requirements include additional disclosure of significant transfers in and out of Level 1 and Level 2 measurements which will be adopted by the Plan for the period ending December 31, 2010. Management is evaluating the impact that the adoption of this guidance will have on the Plan’s disclosures.

7.	Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. Certain Master Trust investments are shares of mutual funds managed by State

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

Street Global Advisors, an affiliate of State Street. State Street is a trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

8.	Plan Termination:

The Board of Directors of Altria Group, Inc. (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution and/or Company Match Contribution to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

9.	Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. In 2009, the Plan adopted the authoritative guidance for uncertainty in income taxes and the Plan’s management has determined that the adoption of this authoritative guidance had no impact on the financial statements.

10.	Subsequent Events:

Plan Participation:

Effective January 1, 2010 UST Participants and salaried employees of John Middleton Co. became eligible to participate in the Plan on the same terms and conditions as Match-Eligible Participants.

In addition, effective January 1, 2010, SMWE Participants became eligible to participate in the Plan on terms and conditions similar to those of the UST Plan. For example, SMWE Participants will not be eligible to receive an allocation of the Company Contribution, but will be eligible to receive a matching contribution from their Participating Company of $0.50 for each dollar, up to the first six percent (6%) of participant contributions made to the Plan after completing one year of service.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(continued)

Investment Options:

The Plan was amended on January 1, 2010 to add the following three investment options in which contributions to the Plan and existing account balances may be invested: the Vanguard Total Bond Market Index Fund, the Vanguard PRIMECAP Fund and the Vanguard Capital Opportunities Fund.

Change in Company Contribution Formula:

Effective for calendar years beginning in 2010, the Plan formula for computing the amount of the Company Contribution was changed from three percent (3%) of each participating group’s Operating Profit to three percent (3%) of Altria Group, Inc.’s Consolidated Earnings, as defined in the Plan document.

11.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008, (in thousands of dollars):

	2009	2008
Net assets available for benefits per the financial statements	$3,081,996	$2,628,551
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,671	(25,731)

Net assets available for benefits per the Form 5500	$3,091,667	$2,602,820

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2009 (in thousands of dollars):

2009
Change in net assets available for benefits per the financial statements	$453,445
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	35,402

Change in net assets available for benefits per the Form 5500	$488,847

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$1,963,271,188

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock, PMI Stock and Kraft Stock	Master Trust	n/a	$1,024,109,679

*	Participant loans	Interest rates ranged from 3.25% to 10.25% during 2009. Maturity dates through 2034.	-0-	$33,132,080

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation & Benefits of Altria Client Services Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

By	/s/ PETER C. FAUST
Peter C. Faust, Vice President,
Compensation & Benefits,
Altria Client Services Inc.

Date: June 18, 2010